Exhibit 4.5
CHINA HYDROELECTRIC CORPORATION
AMENDED AND RESTATED
RIGHT OF FIRST OFFER AND CO-SALE AGREEMENT

AMENDED AND RESTATED
RIGHT OF FIRST OFFER AND CO-SALE AGREEMENT
     THIS AMENDED AND RESTATED RIGHT OF FIRST OFFER AND CO-SALE AGREEMENT (this “Agreement”) is entered into as of October 27, 2009, by and among China Hydroelectric Corporation, a company duly incorporated and validly existing under the Laws of the Cayman Islands (the “Company”), the investors listed on Exhibit A(i) attached hereto (each, a “Series C Investor,” collectively, the “Series C Investors”), the entities listed on Exhibit A(ii) attached hereto (the “Ordinary Shareholders”), the entities listed on Exhibit A(iii) attached hereto (the “Series A Investors”), the entities listed on Exhibit A(iv) attached hereto (the “Series B Investors”), the individuals listed on Exhibit A(v) attached hereto (the “Founders”), and the entities listed on Exhibit A(vi) attached hereto (the “Warrant Holders”). The Company, the Series C Investors, the Ordinary Shareholders, the Series A Investors, the Series B Investors, the Founders and the Warrant Holders are referred to herein collectively as “Parties” and individually as a “Party.”
RECITALS
A.	The Parties other than the Series C Investors entered into an Amended and Restated Right of First Offer and Co-Sale Agreement dated as of July 24, 2008 (the “Original Right of First Offer and Co-Sale Agreement”).

B.	The Company, each other member of the Company Group (as defined below) and the Series C Investors have entered into a Series C Preferred Share Purchase Agreement dated as of even date herewith (the “Series C Share Purchase Agreement”).

C.	It is a condition precedent under the Series C Share Purchase Agreement that the Original Right of First Offer and Co-Sale Agreement be amended and restated in accordance with the terms and conditions hereof.

D.	The parties desire to enter into this Agreement and to accept the rights, covenants and obligations hereof.
WITNESSETH
     NOW, THEREFORE, in consideration of the premises set forth above, the mutual promises and covenants set forth herein and other good and valuable consideration, the parties agree as follows:
1. Definitions. The following terms shall have the meanings ascribed to them below:
     “Affiliate” means, with respect to a Person, any other Person that, directly or indirectly, Controls, is Controlled by or is under common Control with such Person.
     “Agreement” has the meaning set forth in Preamble of this Agreement.
     “Arbitration Notice” has the meaning set forth in Section 5.2(b) hereof.
     “Change-of-Control Event” means (i) any consolidation, amalgamation, scheme of arrangement or merger of the Company with or into any other person or any other corporate reorganization in which the members of the Company immediately prior to such consolidation, amalgamation, merger, scheme of arrangement or
ROFO and Co-Sale Agreement

reorganization own less than a majority of the Company’s voting power immediately after such consolidation, merger, amalgamation, scheme of arrangement or reorganization, or any transaction or series of related transactions to which the Company is a party in which at least a majority of the Company’s voting power is transferred; or (ii) a sale, transfer, lease or other disposition of all or substantially all of the assets of the Company or of the other members of the Company Group, taken as a whole (or any series of related transactions resulting in such sale, transfer, or lease of all or substantially all of the assets of the Company or of the other members of the Company Group, taken as a whole).
     “Company” has the meaning set forth in the Preamble of this Agreement.
     “Company Group” has the meaning set forth in the Series C Share Purchase Agreement.
     “Co-Sale Notice” has the meaning set forth in Section 2.3(a).
     “Co-Sale Transfer” has the meaning set forth in Section 2.3(a).
     “Control” of a given Person means the power or authority, whether exercised or not, to direct the business, management and policies of such Person, directly or indirectly, whether through the ownership of voting securities, by contract or otherwise, which power or authority shall conclusively be presumed to exist upon possession of beneficial ownership or power to direct the vote of more than fifty percent (50%) of the votes entitled to be cast at a meeting of the members or shareholders of such Person or power to control the composition of a majority of the board of directors of such Person; the term “Controlled” has the meaning correlative to the foregoing.
     “Dispute” has the meaning set forth in Section 5.2(a) hereof.
     “Equity Securities” means any Ordinary Shares or Ordinary Share Equivalents of the Company.
     “Exercising Shareholder” has the meaning set forth in Section 2.2(b)(iii) hereof.
     “Founders” has the meaning set forth in the Preamble of this Agreement.
     “Governmental Authority” means any nation or government or any nation, province or state or any other political subdivision thereof; any entity, authority or body exercising executive, legislative, judicial, regulatory or administrative functions of or pertaining to government, including any government authority, agency, department, board, commission or instrumentality of any country, or any political subdivision thereof, any court, tribunal or arbitrator, and any self-regulatory organization.
     “HKIAC” has the meaning set forth in Section 5.2(c) hereof.
     “Holders” means the Investors, together with the Permitted Transferees and assigns of the Investors who become parties to this Agreement.
     “Investors” means the Series A Investors, Series B Investors and Series C Investors.

     “Key Employee” has the meaning set forth in the Memorandum and Articles.
     “Law” means any constitutional provision, statute or other law, rule, regulation, official policy or interpretation of any Governmental Authority and any injunction, judgment, order, ruling, assessment or writ issued by any Governmental Authority.
     “Liquidation Event” has the meaning given to such term in the Company’s Memorandum and Articles of Association, as amended and restated from time to time.
     “Memorandum and Articles” has the meaning set forth in the Series C Share Purchase Agreement.
     “Offered Shares” has the meaning set forth in Section 2.2(a) hereof.
     “Ordinary Shares” means the Company’s ordinary shares, with a par value of US$0.001 per share.
     “Ordinary Share Equivalents” means warrants, options and rights exercisable for Ordinary Shares or securities convertible into or exchangeable for Ordinary Shares, including, without limitation, the Preferred Shares.
     “Ordinary Shareholders” has the meaning set forth in the Preamble of this Agreement.
     “Original Right of First Offer and Co-Sale Agreement” has the meaning set forth in the Recitals of this Agreement.
     “Party” or “Parties” has the meaning set forth in the Preamble of this Agreement.
     “Permitted Transferee” means, with respect to a Person, (i) an Affiliate of such Person; (ii) if such Person is a limited liability company or a limited or general partnership, its members or partners, as the case may be, in connection with a distribution of securities held by such Person to its members or partners; and (iii) if such Person is a natural person, a trust for his or her benefit or for the benefit of his or her spouse or issue or to a family partnership, limited liability company or similar entity of which the members or partners are solely such Person, or such Person’s spouse or issue and as to which such Person exercises all voting power.
     “Person” means any individual, corporation, partnership, limited partnership, proprietorship, association, limited liability company, firm, trust, estate or other enterprise or entity.
     “Preferred Shares” means the Series A Preferred Shares, the Series B Preferred Shares and the Series C Preferred Shares.
     “Principal Tribunal” has the meaning set forth in Section 5.2(i) hereof.
     “Qualified IPO” has the meaning given to such term in the Amended and Restated Articles of Association of the Company to be adopted in accordance with applicable Law on or before the closing of the sale and purchase of the Series C Preferred Shares pursuant to the Series C Share Purchase Agreement.

     “Re-allotment Period” has the meaning set forth in Section 2.2(b)(iii) hereof.
     “ROFO Option Period” has the meaning set forth in Section 2.2(b)(i) hereof.
     “Second Notice” has the meaning set forth in Section 2.2(b)(iii) hereof.
     “Series A and Series B Lead Investor” means CPI Ballpark Investments Ltd. or its successor.
     “Series A Investors” has the meaning set forth in the Preamble of this Agreement.
     “Series A Preferred Shares” means the Series A Preferred Shares, par value of US$0.001 per share, issued by the Company pursuant to the Series A Share Purchase Agreement.
     “Series A Share Purchase Agreement” means the Share Purchase Agreement entered into by and among the Company, each other then existing member of the Company Group, the Series A Investors, the Founders on December 31, 2007.
     “Series A Transaction Documents” has the meaning set forth in the Series A Share Purchase Agreement.
     “Series B Investors” has the meaning set forth in the Preamble of this Agreement.
     “Series B Preferred Shares” means the Series B Preferred Shares, par value of US$0.001 per share, issued by the Company pursuant to the Series B Share Purchase Agreement.
     “Series B Share Purchase Agreement” means the Share Purchase Agreement entered into by and among the Company, each other then existing member of the Company Group and the Series B Investors as of July 24, 2008.
     “Series B Transaction Documents” has the meaning of “Transaction Documents” set forth in the Series B Share Purchase Agreement.
     “Series C Investors” has the meaning set forth in the Preamble of this Agreement.
     “Series C Preferred Shares” means the Series C Preferred Shares, par value of US$0.001 per share, to be issued by the Company pursuant to the Series C Share Purchase Agreement.
     “Series C Share Purchase Agreement” has the meaning set forth in the Recitals of this Agreement.
     “Series C Transaction Documents” has the meaning of “Transaction Documents” set forth in the Series C Share Purchase Agreement.
     “Selling Shareholders” has the meaning set forth in Section 2.3(b) hereof.

     “Transaction Documents” means the Series A Transaction Documents, the Series B Transaction Documents and the Series C Transaction Documents.
     “Transfer” has the meaning set forth in Section 2.2(a) hereof.
     “Transfer Notice” has the meaning set forth in Section 2.2(a) hereof.
     “Transferor” has the meaning set forth in Section 2.2(a) hereof.
     “Warrant Holders” has the meaning set forth in the Preamble of this Agreement.
2. Rights of First Offer and Co-Sale Rights
     2.1 Restriction on Transfer of Shares.
          (a) Prohibition on Transfers prior to Qualified IPO. No Founder and no Ordinary Shareholder that is or has been a Key Employee of any member of the Company Group, regardless of such holder’s employment status with the Company, may transfer any direct or indirect interest in any Equity Securities now or hereafter owned or held by him, her or it at any time prior to the earlier of (i) completion of a Qualified IPO, (ii) the redemption by the Company of all Preferred Shares, (iii) the consummation of a Change-of-Control Event, and (iv) written approval of any such transfer is received from the Series A and Series B Lead Investor, or as permitted in Section 2.5 below.
          (b) Rights of First Offer & Co-Sale. Subject to Section 2.5, during the term of this Agreement, no holder of Equity Securities of the Company, including without limitation the Holders, may transfer any direct or indirect interest in any Equity Securities now or hereafter owned or held by him, her or it except pursuant to the terms and conditions set forth in this Section 2.
          (c) Prohibited Transfers Void. Any transfer of Equity Securities not made in compliance with this Agreement shall be null and void as against the Company, shall not be recorded on the books of the Company and shall not be recognized by the Company.
     2.2 Right of First Offer.
          (a) Transfer Notice. If any holder of Equity Securities of the Company that is subject to Section 2.1(b) above proposes to seek the sale or other transfer, directly or indirectly, any Equity Securities (such holder, a “Transferor”) to one or more third parties (a “Transfer”), then the Transferor shall give the Company and each Holder written notice of the Transferor’s intention to seek the Transfer (the “Transfer Notice”), which shall include (i) a description of the Equity Securities to be transferred (the “Offered Shares”), and (ii) the consideration and the material terms and conditions upon which the proposed Transfer is to be made. The Transfer Notice shall certify that the Transferor in good faith believes that a binding agreement for the Transfer is obtainable on the terms set forth in the Transfer Notice.
          (b) Holders’ Option.
     (i) Each Holder other than the Transferor shall have an option for a period of twenty (20) days following receipt of the Transfer Notice (the “ROFO Option Period”) to elect to purchase all or any portion of its respective pro rata share (as defined below) of the Offered Shares at the same price and subject to the same material terms and conditions as described in the Transfer Notice, by notifying the Transferor and the Company in writing before expiration of the ROFO Option Period as to the number of such Offered Shares that it wishes to purchase.
     (ii) For the purposes of this Section 2.2(b), each Holder’s “pro rata share” of the Offered Shares shall be equal to (i) the total number of Offered Shares multiplied by (ii) a fraction, the numerator of which shall be the number of Equity Securities (assuming the exercise, conversion and exchange of any Ordinary Share Equivalents) owned by such Holder on the date of the Transfer Notice and the denominator of which shall be the total number of Equity Securities (assuming the exercise, conversion and exchange of any Ordinary Shares Equivalents) held by all Holders other than the Transferor on such date.
     (iii) If any Holder fails to exercise its right to purchase its full pro rata share of the Offered Shares, the Transferor shall deliver written notice (the “Second Notice”) within five (5) days after the expiration of the ROFO Option Period to the Company and each Holder that elected to purchase its entire pro rata share of the Offered Shares (an “Exercising Shareholder”). The Exercising Shareholders shall have a right of re-allotment, and may exercise such additional right to purchase such unpurchased Offered Shares by notifying the Transferor and the Company in writing within ten (10) days after receipt of the Second Notice (the “Re-allotment Period”); provided, however, that if the Exercising Shareholders desire to purchase in aggregate more than the number of such unpurchased Offered Shares, then such unpurchased Offered Shares will be allocated to the extent necessary among the Exercising Shareholders in accordance with their relative pro rata shares, provided that no Exercising Shareholder shall be required to purchase a number of unpurchased Offered Shares greater than such Exercising Shareholder has applied for.
     (iv) Subject to applicable securities Laws, each Holder shall be entitled to apportion Offered Shares to be purchased among its Affiliates upon written notice to the Company and the Transferor.
     (c) Procedure. If any Holder (a) gives the Transferor notice that it desires to purchase Offered Shares, and, as the case may be, the exercise of its re-allotment, then payment for the Offered Shares to be purchased shall be by check or wire transfer in immediately available funds of the appropriate currency, against delivery of such Offered Shares to be purchased at a place agreed to by the Transferor and all the participating Holders and at the time of the scheduled closing therefor, which shall be no later than thirty-five (35) days after receipt of the Transfer Notice by the Company and all Holders, unless the value of the purchase price has not yet been established pursuant to Section 2.2(d). The Transferor shall have the right to terminate or withdraw any Transfer Notice and any intent to transfer Offered Shares at any time prior to the election of any Holder to purchase under this Section 2.2 any Offered Shares offered thereby.
     (d) Valuation of Property.
     (i) Should the purchase price specified in the Transfer Notice be payable in property other than cash or evidences of indebtedness, the Holders shall have the right to pay the purchase price in the form of cash equal in amount to the fair market value of such property.
     (ii) If the Transferor and the Holders cannot agree on such cash value within the ROFO Option Period, the valuation shall be made by an appraiser of internationally recognized standing jointly selected by the Transferor and the Holders or, if they cannot agree on an appraiser within the ROFO Option Period, each shall select an appraiser of internationally recognized standing and the two appraisers shall designate a third appraiser of internationally recognized standing, whose appraisal shall be determinative of such value.
     (iii) The cost of such appraisal shall be shared equally by the Transferor and the Holders, with the fifty percent (50%) of the cost borne by the Holders to be borne pro rata by each Holder that has elected to purchase Offered Shares based on the number of shares such Holder has elected to purchase pursuant to this Section 2.2.
     (iv) If the value of the purchase price offered by the prospective transferee is not determined within the thirty-five (35) day period specified in Section 2.2(c) above, the closing of the sale of the Offered Shares shall be held on or prior to the fifth (5th) business day after such valuation shall have been made pursuant to this Section 2.2.
          (e) Subject to any other applicable restrictions on the sale of such shares, to the extent that the Holders have not exercised their rights to purchase all Offered Shares within the time periods specified in Section 2.2 the Transferor shall, subject to the right of co-sale set forth in Section 2.3 below, have a period of sixty (60) days from the expiration of the ROFO Option Period or the Re-allotment Period, as applicable, in which to identify and consummate the sale of the remaining Offered Shares to one or more third party purchasers upon terms and conditions (including the purchase price) no more favorable to the purchaser than those specified in the Transfer Notice.
     2.3 Right of Co-Sale.
          (a) Co-Sale Notice. With respect to any proposed Transfer (other than to a Permitted Transferee) by a Founder or Ordinary Shareholder, to the extent that the Holders have not exercised their rights to purchase all Offered Shares with respect to such proposed Transfer within the time periods specified in Section 2.2, if such Transferor shall identify one or more third party purchasers and proposes to sell or transfer Offered Shares to such purchaser(s) pursuant to an understanding with such third party purchaser(s) (a “Co-Sale Transfer”), then such Transferor shall give the Company and each Holder that did not exercise its right of first offer with respect to such Offered Shares pursuant to Section 2.2 written notice of such Transferor’s intention to make the Co-Sale Transfer (the “Co-Sale Notice”), which shall include (i) a description of the Offered Shares, (ii) subject to any applicable non-disclosure agreement with such third party purchaser(s), the identity of the prospective purchaser(s), and (iii) the consideration and the material terms and conditions upon which the proposed Co-Sale Transfer is to be made. The Co-Sale Notice shall certify that the Founder or Ordinary Shareholder Transferor has received a definitive offer from the prospective purchaser(s) and in good faith believes a binding agreement for the Co-Sale Transfer is obtainable on the terms set forth in the Co-Sale Notice.
          (b) Each Holder that did not exercise its right of first offer with respect to such Offered Shares pursuant to Section 2.2 shall have the right to participate in such sale of

Equity Securities on the same terms and conditions as specified in the Co-Sale Notice by notifying the Founder or Ordinary Shareholder Transferor in writing within the twenty (20) day period following receipt of the Co-Sale Notice (such Holder a “Selling Shareholder”). Such Selling Shareholder’s notice to the Founder or Ordinary Shareholder Transferor shall indicate the number of Equity Securities the Selling Shareholder wishes to sell under its right to participate. To the extent one or more Holders exercise such right of participation in accordance with the terms and conditions set forth below, the number of Equity Securities that the Transferor may sell in the Founder or Ordinary Shareholder Transfer shall be correspondingly reduced proportionally.
          (c) The total number of Equity Securities that each Selling Shareholder may elect to sell shall be equal to the product of (i) the aggregate number of the Offered Shares being transferred following the exercise or expiration of all rights of first offer pursuant to Section 2.2 hereof, multiplied by (ii) a fraction, the numerator of which is the number of Equity Securities (assuming the exercise, conversion and exchange of any Ordinary Shares Equivalents) owned by such Selling Shareholder on the date of the Co-Sale Notice and the denominator of which is the total number of Equity Securities (assuming the exercise, conversion and exchange of any Ordinary Shares Equivalents) owned by the Transferor and all Selling Shareholders on the date of the Co-Sale Notice.
          (d) Each Selling Shareholder shall effect its participation in the sale by promptly delivering to the Company for transfer to the prospective purchaser one or more certificates and one or more instruments of transfer, properly endorsed for transfer, which represent the type and number of Equity Securities which such Selling Shareholder elects to sell; provided, however that if the prospective third party purchaser(s) object to the delivery of Ordinary Share Equivalents in lieu of Ordinary Shares, such Selling Shareholder shall only deliver Ordinary Shares (and therefore shall convert any such Ordinary Share Equivalents into Ordinary Shares) and certificates corresponding to such Ordinary Shares. The Company agrees to make any such conversion concurrent with the actual transfer of such shares to the purchaser and contingent on such transfer.
          (e) Upon consummation of the sale of the Equity Securities pursuant to the terms and conditions specified in the Co-Sale Notice, the Company shall issue one or more new share certificates and shall update the register of members of the Company to reflect the sale to the prospective purchaser(s) the type and number of Equity Securities which such Selling Shareholder elects to sell pursuant to this Section 2.3, and the Founder or Ordinary Shareholder Transferor shall concurrently therewith (and as a condition to such issuance of new share certificates and update to the register of members of the Company) remit, or cause the prospective purchaser(s) to remit, to such Selling Shareholder that portion of the sale proceeds to which such Selling Shareholder is entitled by reason of its participation in such sale.
          (f) To the extent that any prospective purchaser prohibits the participation of a Selling Shareholder exercising its co-sale rights hereunder in a proposed Co-Sale Transfer or otherwise refuses to purchase shares or other securities from a Selling Shareholder exercising its co-sale rights hereunder, the Founder or Ordinary Shareholder Transferor shall not sell to such prospective purchaser any Equity Securities unless and until, simultaneously with such sale, the Founder or Ordinary Shareholder Transferor shall purchase from such Selling Shareholder such shares or other securities that such Selling Shareholder would otherwise be entitled to sell to the prospective purchaser pursuant to its co-sale rights for the same consideration and on the same terms and conditions as the proposed transfer described in the Co-Sale Notice.

     2.4 Non-Exercise of Rights.
          (a) In the event the Transferor does not consummate the sale or disposition of any Offered Shares to one or more third party purchasers within sixty (60) days from the expiration of the ROFO Option Period or the Re-Allotment Period, as applicable, the rights of the Holders under Section 2.2 and Section 2.3, as the case may be, shall continue to be applicable to any subsequent disposition of such Offered Shares by the Transferor until such rights lapse in accordance with the terms of this Agreement.
          (b) The exercise or non-exercise of the rights of the Holders under this Section 2 to purchase Equity Securities from a Transferor or participate in the sale of Equity Securities by a Transferor shall not adversely affect their rights to make subsequent purchases from the Transferor of Equity Securities or subsequently participate in sales of Equity Securities by the Transferor hereunder.
     2.5 Limitations to Rights of First Offer and Co-Sale. Notwithstanding the provisions of this Section 2, any sale, transfer or assignment to a Permitted Transferee shall not be subject to Sections 2.1, 2.2 or 2.3, except as required by applicable Law; provided that each such Permitted Transferee, prior to the completion of the sale, transfer, or assignment, shall have executed a document in the form attached hereto as Exhibit B assuming the obligations of its transferring party under this Agreement, including but not limited to Section 2.1 hereof.
3. Assignments and Transfers; No Third Party Beneficiaries. Except as otherwise provided herein, this Agreement and the rights and obligations of the Parties hereunder shall inure to the benefit of, and be binding upon, their respective successors, assigns and legal representatives, but shall not otherwise be for the benefit of any third party. Except as otherwise provided herein, the rights of any Holder hereunder are only assignable in connection with the Transfer (subject to applicable securities and other Laws) of Equity Securities held by such Holder but only to the extent of such Transfer; provided, however, that (a) the Transferor shall, prior to the effectiveness of such Transfer, furnish to the Company written notice of the name and address of such Transferee and the Equity Securities that are being assigned to such Transferee, and (b) such Transferee shall, concurrently with the effectiveness of such Transfer, become a Party to this Agreement as an Ordinary Shareholder or Holder, as the case may be, and be subject to all applicable restrictions set forth in this Agreement. This Agreement and the rights and obligations of any Party hereunder shall not otherwise be assigned without the mutual written consent of the other Parties.
4. Legend. Each existing or replacement certificate for Equity Securities now owned or hereafter acquired by any holder thereof shall bear the following legend:
“THE SALE, PLEDGE, HYPOTHECATION, ASSIGNMENT OR TRANSFER OF THE SECURITIES REPRESENTED BY THIS CERTIFICATE IS SUBJECT TO THE TERMS AND CONDITIONS OF A RIGHT OF FIRST OFFER AND CO-SALE AGREEMENT BY AND BETWEEN THE MEMBER, THE COMPANY AND CERTAIN HOLDERS OF SHARES OF THE COMPANY. COPIES OF SUCH AGREEMENTS MAY BE OBTAINED UPON WRITTEN REQUEST TO THE COMPANY.”
5. Miscellaneous

     5.1 Governing Law. This Agreement shall be governed by and construed under the Laws of the State of New York without regard to conflicts of law provisions.
     5.2 Dispute Resolution.
          (a) Any dispute, controversy or claim (each, a “Dispute”) arising out of or relating to this Agreement, or the interpretation, breach, termination or validity hereof, shall be resolved at the first instance through consultation between the parties to such Dispute. Such consultation shall begin immediately after any party has delivered written notice to any other party to the Dispute requesting such consultation.
          (b) If the Dispute is not resolved within thirty (30) days following the date on which such notice is given, the Dispute shall be submitted to arbitration upon the request of any party to the Dispute with notice to each other party to the Dispute (the “Arbitration Notice”).
          (c) The arbitration shall be conducted in Hong Kong and shall be administered by the Hong Kong International Arbitration Centre (“HKIAC”) in accordance with the HKIAC Procedures for the Administration of International Arbitration in force at the time of the commencement of the arbitration. There shall be three (3) arbitrators. The claimants in the Dispute shall collectively choose one arbitrator, and the respondents shall collectively choose one arbitrator. The Secretary General of the Centre shall select the third arbitrator, who shall be qualified to practice law in New York. If any of the members of the arbitral tribunal have not been appointed within thirty (30) days after the Arbitration Notice is given, the relevant appointment shall be made by the Secretary General of the Centre.
          (d) The arbitration proceedings shall be conducted in English. The arbitration tribunal shall apply the Arbitration Rules of the United Nations Commission on International Trade Law, as in effect at the time of the commencement of the arbitration. However, if such rules are in conflict with the provisions of this Section 5.2, including the provisions concerning the appointment of arbitrators, the provisions of this Section 5.2 shall prevail.
          (e) Each party to the arbitration shall cooperate with each other party to the arbitration in making full disclosure of and providing complete access to all information and documents relevant to the arbitration proceedings and reasonably requested by such other party in connection with such arbitration proceedings, subject only to any confidentiality obligations binding on such party.
          (f) The arbitrators shall decide any dispute submitted by the parties to the arbitration tribunal strictly in accordance with the substantive law of New York and shall not apply any other substantive law.
          (g) Any party to the Dispute shall be entitled to seek preliminary injunctive relief, if possible, from any court of competent jurisdiction.
          (h) The Parties to this Agreement agree to the consolidation of arbitrations arising out of or in connection with this Agreement or any of the Transaction Documents in accordance with the provisions of this Section 5.2.

     (i) In the event of two or more arbitrations having been commenced arising out of or in connection with this Agreement or any of the Transaction Documents, the tribunal in the arbitration first filed (the “Principal Tribunal”) may in its sole discretion, upon the application of any party to the arbitrations, order that the proceedings under the Transaction Documents be consolidated before the Principal Tribunal if (1) there are issues of fact and/or law common to the arbitrations, (2) the interests of justice and efficiency would be served by such a consolidation, and (3) no prejudice would be caused to any party in any material respect as a result of such consolidation, whether through undue delay or otherwise. Such application shall be made as soon as practicable and the party making such application shall give notice to the other parties to the arbitrations.
     (ii) The Principal Tribunal shall be empowered to (but shall not be obliged to) order at its discretion, after inviting written (and where desired by the Principal Tribunal oral) representations from the parties that all or any of such arbitrations shall be consolidated or heard together and/or that the arbitrations be heard sequentially and shall establish a procedure accordingly. All parties shall take such steps as are necessary to give effect and force to any orders of the Principal Tribunal.
     (iii) If the Principal Tribunal makes an order for consolidation, it: (1) shall thereafter, to the exclusion of other arbitral tribunals, have jurisdiction to resolve all disputes forming part of the consolidation order; (2) shall order that notice of the consolidation order and its effect be given immediately to any arbitrators already appointed in relation to the disputes consolidated under the consolidation order; and (3) may also give such directions as it considers appropriate (x) to give effect to the consolidation and make provision for any costs which may result from it (including costs in any arbitration rendered functus officio under Section 5.2); and (y) to ensure the proper organization of the arbitration proceedings and that all the issues between the parties are properly formulated and resolved.
     (iv) Upon the making of the consolidation order, any appointment of arbitrators relating to arbitrations that have been consolidated by the Principal Tribunal (except for the appointment of the arbitrators of the Principal Tribunal itself) shall for all purposes cease to have effect and such arbitrators are deemed to be functus officio, on and from the date of the consolidation order. Such cessation is without prejudice to (1) the validity of any acts done or orders made by such arbitrators before termination, (2) such arbitrators’ entitlement to be paid their proper fees and disbursements and (3) the date when any claim or defense was raised for the purpose of applying any limitation period or any like rule or provision.
     (v) The Parties hereby waive any objections they may have as to the validity and/or enforcement of any arbitral awards made by the Principal Tribunal following the consolidation of disputes or arbitral proceedings in accordance with this Section 5.2 where such objections are based solely on the fact that consolidation of the same has occurred.
          (i) During the course of the arbitration tribunal’s adjudication of the dispute, this Agreement shall continue to be performed except with respect to the part in dispute and under adjudication.

          (j) The award of the arbitration tribunal shall be final and binding upon the parties, and the prevailing party may apply to a court of competent jurisdiction for enforcement of such award.
     5.3 Counterparts. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. Facsimile and e-mailed copies of signatures shall be deemed to be originals for purposes of the effectiveness of this Agreement.
     5.4 Notices. Any notice required or permitted pursuant to this Agreement shall be given in writing and shall be given either personally or by next-day or second-day courier service, fax, electronic mail or similar means to the address as shown below the signature of such Party on the signature page of this Agreement (or at such other address as such Party may designate by fifteen (15) days’ advance written notice to the other parties to this Agreement given in accordance with this Section 5.4). Where a notice is sent by next-day or second-day courier service, service of the notice shall be deemed to be effected by properly addressing, pre-paying and sending by next-day or second-day service through an internationally-recognized courier a letter containing the notice, with a confirmation of delivery, and to have been effected at the expiration of two days after the letter containing the same is sent as aforesaid. Where a notice is sent by fax or electronic mail, service of the notice shall be deemed to be effected by properly addressing, and sending such notice through a transmitting organization, with a written confirmation of delivery, and to have been effected on the day the same is sent as aforesaid.
     5.5 Headings and Titles. The headings and titles used in this Agreement are used for convenience only and are not to be considered in construing or interpreting this Agreement.
     5.6 Expenses. If any action at law or in equity is necessary to enforce or interpret the terms of this Agreement, the prevailing party shall be entitled to reasonable attorneys’ fees, costs and necessary disbursements in addition to any other relief to which such party may be entitled.
     5.7 Amendments and Waivers. Any term of this Agreement may be amended and the observance of any term of this Agreement may be waived (either generally or in a particular instance and either retroactively or prospectively), only with the written consent of (i) the Company, (ii) holders holding at least a majority of the then outstanding Ordinary Shares, (iii) holders holding at least two thirds (2/3) of the then outstanding Series A Preferred Shares, Series B Preferred Shares and Series C Preferred Shares (voting as a single class), and (iv) the Series A and Series B Lead Investor, provided, that if any amendment or waiver would have a material and adverse impact on any individual shareholder of the Company (as compared to other shareholders of the Company) or any class of Equity Securities of the Company (as compared to any other class of Equity Securities of the Company), then such amendment or waiver shall require the written consent of such individual shareholder or of at least two thirds (2/3) of the aggregate voting power of such class of Equity Securities, as the case may be. Any amendment or waiver effected in accordance with this paragraph shall be binding upon each party to this Agreement. The Original Right of First Offer and Co-Sale Agreement has been amended in accordance with Section 5.7 of the Original Right of First Offer and Co-Sale Agreement; and the Original Right of First Offer and Co-Sale Agreement is hereby amended and restated and this Amended and Restated Right of First Offer and Co-Sale Agreement replaces the Original Right of First Offer and Co-Sale Agreement. The Parties agree, notwithstanding any other provisions of this Agreement, any amendment of the terms of the

Series A Preferred Shares and/or the Series B Preferred Shares shall not require the consent or agreement of the holders of the Series C Preferred Shares unless such amendment will adversely affect the existing rights and obligations of the holders of the Series C Preferred Shares.
     5.8 Additional Investors. Notwithstanding anything to the contrary contained herein, if the Company issues additional shares of the Company’s Series A Preferred Shares, Series B Preferred Shares or Series C Preferred Shares after the date hereof, whether pursuant to the Series A Share Purchase Agreement, the Series B Share Purchase Agreement, the Series C Share Purchase Agreement or otherwise, any purchaser of such shares of Preferred Shares may become a party to this Agreement by executing and delivering an additional counterpart signature page to this Agreement as a Series A Investor, Series B Investor or Series C Investor, and thereafter shall be deemed a Series A Investor, Series B Investor or Series C Investor for all purposes hereunder. No action or consent by the Investors shall be required for such joinder to this Agreement by such additional Investor, so long as such additional Investor has agreed in writing to be bound by all of the obligations as a Series A Investor, Series B Investor or Series C Investor hereunder.
     5.9 Warrant Holder. If any Warrant Holder exercises its rights under relevant warrants and consequently acquires any Ordinary Shares of the Company after the date hereof, such Warrant Holder shall remain a party to this Agreement and be deemed an “Ordinary Shareholder” for all purposes hereunder immediately upon the issuance of any Ordinary Shares to such Warrant Holder
     5.10 Severability. If a provision of this Agreement is held to be unenforceable under applicable Laws, such provision shall be excluded from this Agreement and the balance of the Agreement shall be interpreted as if such provision were so excluded and shall be enforceable in accordance with its terms.
     5.11 Term. This Agreement shall terminate upon the earlier of the closing of a Qualified IPO or a Liquidation Event.
     5.12 [Reserved].
     5.13 Successors and Assigns. Except as otherwise provided herein, the terms and conditions of this Agreement shall inure to the benefit of and be binding upon the respective successors and assigns of the parties hereto whose rights or obligations hereunder are affected by such terms and conditions. This Agreement, and the rights and obligations hereunder, shall not be assigned to any Person other than a Permitted Transferee without the mutual written consent of the parties hereto, provided that each Investor may assign its rights and obligations to an Affiliate of such Investor without consent of the other parties under this Agreement. Nothing in this Agreement, express or implied, is intended to confer upon any party other than the parties hereto or their respective successors and assigns any rights, remedies, obligations, or liabilities under or by reason of this Agreement, except as expressly provided in this Agreement.
     5.14 Rights Cumulative. Each and all of the various rights, powers and remedies of a Party hereto will be considered to be cumulative with and in addition to any other rights, powers and remedies which such Party may have at law or in equity in the event of the breach of any of the terms of this Agreement. The exercise or partial exercise of any right, power or remedy will neither constitute the exclusive election thereof nor the waiver of any other right, power or remedy available to such Party.
     5.15 No Waiver. Failure to insist upon strict compliance with any of the terms, covenants, or conditions hereof will not be deemed a waiver of such term, covenant, or condition, nor will any waiver or relinquishment of, or failure to insist upon strict compliance with, any right, power or remedy hereunder at any one or more times be deemed a waiver or relinquishment of such right, power or remedy at any other time or times.
     5.16 No Presumption. The Parties acknowledge that any applicable Law that would require interpretation of any claimed ambiguities in this Agreement against the Party that drafted it, has no application and is expressly waived. If any claim is made by a Party relating to any conflict, omission or ambiguity in the provisions of this Agreement, no presumption or burden of proof or persuasion will be implied because this Agreement was prepared by or at the request of any Party or its counsel.
     5.17 No Conflict with Memorandum and Articles. In the event that the provisions of this Agreement conflict with any provision of the Memorandum and Articles, the provisions of this Agreement shall prevail and each of the Parties shall do all things and shall take all actions (including voting shares and procuring directors to vote) as may reasonably be necessary to amend the Memorandum and Articles in such manner as the Company and the Series A and Series B Lead Investor are advised by Cayman Islands counsel will remove such conflict and give effect to the provisions of this Agreement to the fullest extent permitted by law.
     5.18 Delays or Omissions. No delay or omission to exercise any right, power or remedy accruing to any party under this Agreement, upon any breach or default of any other party under this Agreement, shall impair any such right, power or remedy of such non-breaching or non-defaulting party nor shall it be construed to be a waiver of any such breach or default, or an acquiescence therein, or of or in any similar breach or default thereafter occurring; nor shall any waiver of any single breach or default be deemed a waiver of any other breach or default theretofore or thereafter occurring. Any waiver, permit, consent or approval of any kind or character on the part of any party of any breach or default under this Agreement, or any waiver on the part of any party of any provisions or conditions of this Agreement, must be in writing and shall be effective only to the extent specifically set forth in such writing. All remedies, either under this Agreement or by law or otherwise afforded to any party, shall be cumulative and not alternative.
     5.19 Entire Agreement. This Agreement (including the Exhibits hereto) constitutes the full and entire understanding and agreement among the parties with regard to the subjects hereof and thereof, and supersedes all other agreements between or among any of the parties with respect to the subject matter hereof. After the execution and delivery of this Agreement, to the extent that there is any conflict between this Agreement and any other agreement, arrangement or understanding between the Company and any holder of equity securities of the Company, the terms and conditions of this Agreement shall prevail.
     5.20 Further Instruments and Actions. The Founders and Ordinary Shareholders agree to execute such further instruments and to take such further action as may reasonably be necessary to carry out the intent of this Agreement (including voting shares and procuring directors to vote). The Founders and Ordinary Shareholders agree to cooperate affirmatively with the Company and the Investors, to the extent reasonably requested by the Company or any Investor, to enforce rights and obligations pursuant hereto.
[Signature Pages Follow]

          IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first written above.

COMPANY:	CHINA HYDROELECTRIC CORPORATION
By:
Name:
Title:

Address:
Facsimile:

          IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first written above.

FOUNDER:

Address:

          IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first written above.

ORDINARY SHAREHOLDERS:	VICIS CAPITAL MASTER FUND

By:
Name:
Title:

Address:
Facsimile:

CHINA HYDRO LLC

By:
Name:
Title:

Address:
Facsimile:

          IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first written above.

SERIES A INVESTOR:

By:
Name:
Title:

Address:
Facsimile:

          IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first written above.

SERIES B INVESTOR:

By:
Name:
Title:

Address:
Facsimile:

          IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first written above.

SERIES C INVESTOR:	Aqua Resources Asia Holdings Limited

By:
Name:
Title:

Address:
Facsimile:

          IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first written above.

WARRANT HOLDER:

By:
Name:
Title:

Address:
Facsimile:

EXHIBIT A(i)
SERIES C INVESTORS
Aqua Resources Asia Holdings Limited
EXHIBIT A(ii)
ORDINARY SHAREHOLDERS
1.     Vicis Capital Master Fund
2.     China Hydro LLC
EXHIBIT A(iii)
SERIES A INVESTORS
1.      CPI Ballpark Investments Ltd.
2.      Jennison Utility Fund
3.      Vicis Capital Master Fund
4.      Swiss Re Financial Products Corporation
5.      Citigroup Global Markets Inc.
6.      Sandelman Partners Multi-Strategy Master Fund, Ltd.
7.      HSBC GEM Common Fund
8.      HSBC Global Investment Fund — New World Income Fund
9.      Jayhawk Private Equity Co. — Invest Fund, LP
10.    Jayhawk Private Equity Fund, LP
11.    Rosebud Trust — Green
12.    AGE Trust — Green
13.    Kazak II Trust — Green
14.    Tehachapi Pass Trust — Green
15.    NISA Revocable Trust under Agreement Subaccount
16.    Radcliffe SPC, Ltd. (Class A Segregated Portfolio)
17.    Concordia Asia Pacific Multi-Strategy Master Fund LP

EXHIBIT A(iv)
SERIES B INVESTORS
1.     CPI Ballpark Investments Ltd.
2.     Jennison Utility Fund
3.     Vicis Capital Master Fund
4.     Swiss Re Financial Products Corporation
5.     Blue Ridge Investments, LLC
6.     China Environment Fund III, LP
7.     Abrax
8.     IWU International Ltd.
EXHIBIT A(v)
FOUNDERS

Name	ID/Passport Number
1. John D. Kuhns	156897488
2. James Tie Li	202580662
3. Mary Fellows	CT Driver License 164090104
4. Dr. You-su Lin	E3011189
EXHIBIT A(vi)
WARRANT HOLDERS
1.     China Hydro, LLC
2.     Vicis Capital Master Fund
3.     JMG Triton Offshore Fund, Ltd.
4.     JMG Capital Partners, L.P.
5.     Morgan Joseph & Co. Inc.

EXHIBIT B
FORM OF JOINDER
THIS JOINDER is made on {*}, of {*}

BY and AMONG

(1)	THE PERSON WHOSE NAME IS SET OUT IN SCHEDULE 1 (the “New Shareholder”);

(2)	THE PERSON WHOSE NAME IS SET OUT IN SCHEDULE 2 (the “Current Shareholder”); and

(3)	China Hydroelectric Corporation, a company duly incorporated and validly existing under the Laws of the Cayman Islands (the “Company”).
(collectively the “Parties” and individually a “Party”).
WHEREAS:

(A)	An Amended and Restated Right of First Offer and Co-Sale Agreement was entered into as of {*} among, inter alia, the Current Shareholder, the Company and other parties thereto (the “ROFO Agreement”).

(B)	The Current Shareholder proposes to transfer {*} {*} shares, par value US$0.001 per share, of the Company (the “Shares”) to the New Shareholder.

NOW THIS JOINDER WITNESSES as follows:
1.	All capitalized terms used but not defined herein shall have the meanings set forth in the ROFO Agreement.

2.	The New Shareholder hereby (i) acknowledges receipt of a copy of the ROFO Agreement, (ii) accedes to and ratifies the ROFO Agreement, and (iii) covenants and agrees with the Current Shareholder and the Company to be bound by the terms of the ROFO Agreement as if it had been a party thereto from the outset and to duly and punctually perform and discharge all liabilities and obligations whatsoever from time to time to be performed or discharged by the New Shareholder under or by virtue of the ROFO Agreement in all respects as if named as a [Series A Investor][Series B Investor][Series C Investor] therein in place of the Current Shareholder with respect to the Shares.

3.	The Current Shareholder and the Company covenants and agrees that the New Shareholder shall be entitled to all of the benefits of the terms and conditions of the ROFO Agreement enjoyed by the Current Shareholder by virtue of the Current Shareholder’s ownership of the Shares to the intent and effect that the New Shareholder shall be deemed, with effect from the date on which the New Shareholder is registered as a shareholder of the Company, to be a party to the ROFO Agreement in all respects as if named as a party therein.

4.	The Current Shareholder hereby represents, warrants and undertakes to the Company that the information set out in the Recitals above is true and accurate. Each Current Shareholder and New Shareholder further acknowledges, confirms and agrees that:
(a)	the Shares are being transferred to the New Shareholder by virtue of the New Shareholder being a Permitted Transferee of the Current Shareholder;

(b)	in the event the aforesaid condition ceases to be true, then the New Shareholder shall promptly sell, and the Current Shareholder shall promptly purchase, for aggregate consideration of US$1.00, all of the Shares transferred by the Current Shareholder to the New Shareholder.
5.	The Current Shareholder hereby irrevocably and unconditionally agrees, warrants and undertakes that he shall remain a party of the ROFO Agreement and that all provisions of the ROFO Agreement applicable to the Shares shall, from and after the date hereof, apply equally to all of the Equity Securities held by the Current Shareholder in each New Shareholder.

6.	The Current Shareholder hereby irrevocably and unconditionally agrees, warrants and undertakes that he shall procure the New Shareholder to observe and comply with the terms of the ROFO Agreement.

7.	Each of the Parties hereby agrees that this Joinder shall hereafter be read and construed in conjunction and as one document with the ROFO Agreement and references in the ROFO Agreement to “the Agreement” or “this Agreement”, and references in all other instruments and documents executed thereunder or pursuant thereto to the ROFO Agreement, shall for all purposes refer to the ROFO Agreement incorporating and as supplemented by this Joinder.

8.	This Joinder shall be governed by and construed in accordance with the laws of the State of New York. In relation to any legal action or proceedings arising out of or in connection with this Joinder, each of the parties hereto hereby irrevocably submits to arbitration in Hong Kong in accordance with Section 5.2 of the ROFO Agreement.
SCHEDULE 1
NEW SHAREHOLDER
{*}
SCHEDULE 2
CURRENT SHAREHOLDER
{*}
EXECUTION PAGE